UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549

SECOND AMENDED FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


07051096

Original Date Filed: February 2, 2007

Date Filed: ______________________

File No: 24-10172


RECD S.E.C.
APR 1 7 2007
1086

RX Healthcare Systems, Ltd.
(exact name of issuer as specified in it's charter)

COLORADO
(state or other jurisdiction of incorporation or organization)

3631 East 7th Avenue Parkway, Denver, Colorado 80206
(303) 388-7752
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

Malcolm D. Crawford, 3631 East 7th Avenue Parkway, Denver, Colorado 80206
(303) 388-7752
(Name, Address, including zip code and telephone number, including area code
of agent for service)

339112	**20-5864912**
(Primary Standard Industrial Classification Code Number,	IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

Business	Residential
79860 Tangelo	79860 Tangelo
La Quinta, CA 92253	La Quinta, CA 92253

Malcolm Crawford, Director, Vice President, General Counsel

Business	Residential
3631 East 7th Avenue Parkway	3631 East 7th Avenue Parkway
Denver, Colorado 80206	Denver, Colorado 80206

Leticia I. Tucker, Director, Secretary/Treasurer

Business	Residential
79860 Tangelo	79860 Tangelo
La Quinta, CA 92253	La Quinta, CA 92253

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

R Tucker & Associates, Inc., a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

R Tucker & Associates, Inc., a Colorado corporation

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Tensleep Corporation, a Colorado corporation
Tensleep Wireless Corporation, a Colorado corporation
Tensleep Financial Corporation, a Colorado corporation

(h) Counsel to the Issuer with respect to the proposed offering:

Malcolm Crawford
3631 East 7th Avenue Parkway
Denver, Colorado 80206

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) There are no disqualifications pursuant to Rule 262

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. Jurisdictions to Which Securities are to be Offered.

(a)No securities are to be offered by underwriters, dealers, or salespersons.

(b) The Offering will be made in Colorado by our officers and directors.

ITEM 5. Unregistered Securities Issued and Sold Within One Year

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: RX Healthcare Systems, Ltd., a Colorado corporation.

(2) **Title and Amount of Securities Issued:**

a. 1,000,000 shares of Common Stock were issued to R Tucker & Associates, Inc., a Colorado corporation, in exchange for the payment of $10,000 in cash for 1,000,000 shares, $.01 per share on January 16, 2007. The price of the shares was arbitrarily determined by our directors. R Tucker & Associates is the parent company of the company.

b. Options to purchase 1,000,000 shares of our Common Stock at $.10 per share ($100,000) were issued on or about January 16, 2007 for $1,000 to Ronald S. Tucker, an officer and director; and the options are exercisable on or before January 15, 2012. All prices were arbitrarily determined by our directors.

R Tucker & Associates, Inc., is a corporate financial consulting firm with the principal shareholders being Ronald S. Tucker and Leticia I. Tucker, who are also officers and directors of the Issuer. R Tucker & Associates, Inc., is a private company.

(3) **Aggregate offering price and basis of Computation:**

a. 1,000,000 shares of common stock were issued to R Tucker & Associates, Inc., for cash in the total amount of $10,000 or $0.01 per share. The price of the shares was determined arbitrarily and by negotiation.

b. 1,000,000 shares of common stock underlying the options, which may be exercised at $.10 per share for a total of $100,000. The options may be exercised prior to January 15, 2012, unless extended by the Company with the payment of $0.01 per option for an additional year. The price of the options and the exercise price of the common stock were determined arbitrarily and by negotiation.

The issuer is qualifying the underlying shares of these options under this qualifying statement, pursuant to Rule 415, as provided for under Rule 251(d)(3) of the Securities Act of 1933, as amended.

(4) The names and identities of the persons to whom the securities were issued are:

a.R Tucker & Associates, Inc., a Colorado corporation were issued the 1,000,000 shares of Common Stock,

b. Ronald S. Tucker purchased the Option to purchase shares of the Common Stock.

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) The Common Stock was issued and the Options granted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144.

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. Marketing Arrangements

(a) None
(b) None

ITEM 8. Relationship with Issuer of Experts Name in Offering Statements.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

RX Healthcare Systems, Ltd.

CROSS REFERENCE SHEET

Item in Form 1-A		Location in Prospectus
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds to Issuer	Use of Proceeds
6.	Description of Business	History And Business
7.	Description of property	Business - Facilities
8.	Directors, Executive Officers and Significant Employees	Management
9.	Remuneration of Directors and Officers	Management - Compensation.
10.	Security Ownership of Management and Certain Security Holders	Beneficial Ownership
11.	Interest of Management and Others in Certain Management Transactions	Management - Transactions with
12.	Securities Being Offered	Description of Capital Stock

PART II

Preliminary Offering Circular dated ___________, 2007

RX Healthcare Systems, Ltd.

$ 250,000

10,000 INVESTMENT UNITS
100 Units Minimum Purchase

RX Healthcare Systems, Ltd. a Colorado corporation (the "Company"), is a development stage consumer healthcare products company. Its temporary principal address is 3631 East 7th Avenue Parkway, Denver, Colorado, 80206, phone number (303) 388-7752.

Our officers and directors are offering 10,000 Investment Units at $25 per Unit (minimum purchase of 100 Units). Each Unit consists of (1) 100 shares of the Common Stock, 100 Series A Warrants, 100 Series B Warrants, and 200 Series C Warrants. Each warrant of each series of warrants is to purchase 1 share. The exercise price for the Series A through C Warrants, are $0.80, $1.10, and $1.20 per share, respectively; and they are respectively to be exercised within 24, 36, and 48 months after the effective date of this offering. The Units are offered for cash and/or non-cash consideration, including but not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., transfer of technology, machinery, equipment, software, etc.. The officers, directors and affiliates of the Company may purchase all or part of the Units. No minimum amount of Units is required to be sold, and the offering will end on or before December 31, 2007.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit[4]	1	$ 25	$ 25	$ 175
Maximum	10,000	$250,000	$25,000	$ 175,000

1 The securities are offered for cash and/or non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., transfer of technology, machinery, equipment, software, etc. The aggregate offering price of non-cash consideration will be established by *bona* fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard and they must be reasonable at the time made. The securities may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration . A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

4 The offering of common stock underlying the warrants is a continuous offering during which the issuer is required to keep the offering statement and circular current, including updated financial statements.

4

Approximate Offering Commencement Date:___________, 2007.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

Company

We are a development stage consumer healthcare products company. See "HISTORY AND BUSINESS"

Report To Investors

We plan to furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. If prepared, we may provide un-audited quarterly financial statements and periodic progress reports to shareholders upon request. We are not a reporting company under the Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Common Stock is not currently listed on any quotation service.

The Offering

Terms — This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by the officers and directors of the Company for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. All or part of the Units may be sold to officers, directors and/or affiliates of the company.

Time Period — The Units are being offered until sold or December 31, 2007, the first to occur.

Price — 25 dollars ($25.00) per unit, a minimum number of 100 Units offered, for a total of 10,000 Units aggregating $250,000, payable in cash or non-cash consideration. There is no minimum amount of Units required to be sold.

Non-cash Consideration — The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent and unaffiliated third parties. The board of directors, as non-cash consideration besides cancellation of indebtedness, will consider and evaluate licenses to acquire and distribute proprietary consumer health care products, and/or freely tradable and liquid securities which can be sold in the market. At the current time no other non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the independent members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.

Units — Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, and 200 Series C Warrants. The exercise price for the Warrants is $.80, $1.10, and $1.20, respectively (cash or non-cash consideration), unless reduced by the Company. The expiration dates, respectively, are 24 months from effective date, 36 months, and 48 months (the "Expiration Dates"), unless an Expiration Dates is extended by the Board of Directors. See "OFFERING AND DISTRIBUTION"

Common Stock - Before Offering — 1,000,000, excluding options.

Common Stock - After Offering — 2,000,000 shares, excluding options and warrants.

Estimated Value of Offering — $250,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series C Warrants and the exercise of Options granted to R Tucker & Associates, Inc.("R Tucker"). With the exercise of the Series A through C warrants and the options granted to R Tucker, the aggregate value will be $4,650,000.

Use of Proceeds	Extinguish indebtedness incurred, including but not limited to the registration and distribution expenses estimated at $50,000, and provide working capital for the payment of operating expenses with the balance of $200,000, if the maximum number of Units are sold. SEE "USE OF PROCEEDS"
Dividends	We do not currently anticipate paying cash or stock dividends.
Risk Factors	Our securities involve a high degree of risk, and substantial and immediate dilution. See "RISKS FACTORS"
Stock Pricing	The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).
Market for Common Stock	There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.
Certain Relationships	Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers and directors of the Company are also officers, directors, and majority shareholders of R Tucker, the parent of RX Health Care Systems, Ltd.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

No Operating History

Our business has no operating history and its officers, directors and advisors have limited experience in this business segment. See "MANAGEMENT"

Lack of Experience

The officers and directors of the Company have experience in starting up and operating businesses, however, they have no experience in operating a business in the market segment which is planned for the Company. The board of directors, during the next 12 months, will be searching for personnel which have experience operating a business in the Company's market segment to fill key positions, including but not limited to Chief Operating Officer, Director of Sales, Director of Procurement. There is no assurance that we will be able to find or engage personnel that have the experience required or if they do have the experience that they would be willing to accept a position with the Company.

Lack of Revenues

The Company was recently incorporated and is in its development stage. It has generated no revenues since its incorporation and we do not believe it will have revenues until some time in 2008. We believe that to be successful, the Company, during the next 12 months must establish a broad product line consisting of consumer healthcare products which can be sold to, but not limited to, drug stores, nurseries, hospitals, discount stores, healthcare centers, etc. We have a broad definition of what a consumer healthcare product is. Our definition includes a product that is purchased by the ultimate user that provides, but is not limited to, eye care, foot care, skin care, hair care, body care, and dental care; and is, but is not limited to, medical related products, dental products, ointments, solutions, vitamins, herbs, etc. See "HISTORY AND BUSINESS – Managements Discussion of Business" and "HISTORY AND BUSINESS – Plan of Operation"

Products

The Company has entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to fabricate, market, distribute and sell its design and intellectual property for remote controlled automatic spraying systems (the "Product"). SEE "THE PRODUCT"

Development of Product

We believe that the Product is fully developed with required certifications, but further modifications and alterations are required to provided a broad product line for particular market segments.

Customer Service

The Product is newly developed and may require extensive customer service, and the Company, being small, may not be able to provide the required customer service, causing the Company to cease doing business.

Non-Cash Consideration

We can sell all or part of the Units of this offering for non-cash consideration. See "SUMMARY – Non-cash Consideration" If Units are sold for non-cash consideration, it could have a negative effect on the operations of the company. We have limited the type of non-cash consideration to what we believe will support the operations of the company, and TO sell all or part of the Units, we believe, will not have a material effect on the operations of the company.

Capital Requirement

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering of Units or the exercise of the Warrants. If sufficient capital is not raised, we will continue to develop the company to the extent our capital will allow.

Need for Additional Financing

The proceeds of this offering are sufficient to satisfy our capital requirements for the next 12 months, but, there can be no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources before such time. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of the Warrants and additional equity, the issuance of such securities could result in dilution to our shareholders. See "USE OF PROCEEDS," "CAPITALIZATION" and "DELUTION"

Conflicts of Interest

We are at this time subject to possible conflicts of interest arising from its relationship with organizations which may be affiliates. The Company's has no agreements with any affiliate to engage in any business or to render services of any kind to any other person, including investment in, or rendering advisory service to others investing in investments which meet the Company's investment policies and criteria.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

Limitations on Transferability and No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or Series A through Series C Warrants of the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock purchased and issued to and owned by officers, directors and affiliates are control shares and will be restricted. State law may also restrict transferability.

Competition

- We will compete with other larger companies with greater financial resources than the Company.

Arbitrary Determination of Offering Price

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered its desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock, (ii) provide liquidity in the Common Stock subsequent to the Offering, (iii) and comply with the minimum per share requirement of NASD. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be Issued".

Dilution

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the offering price per share. See "DILUTION".

Lack of Cash Dividends

We have not paid any dividends on its Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends.

Control by existing stockholders

R Tucker, after the Offering, will own a controlling interest. Accordingly, R Tucker would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. R Tucker is also the majority shareholder of Tensleep Corporation, the designer and developer of the Product. Ronald S. Tucker and Leticia I. Tucker, officers and Directors of the Company, are also officers and directors of Tensleep Corporation and majority shareholders of R Tucker. See "BENEFICIAL OWNERSHIP"

No Escrow for Funds

There will be no escrow of subscription funds received from the offering. The offering will close on or before December 31, 2007, when all the Units have been sold. There is no minimum amount of Units required to be sold in your offering.

Direct Participation Offering

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". Furthermore, we have reserved the right to close the offering prior to the sale of the 10,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. The net cash proceeds from the sale of the Units if the maximum number of Units are sold will be approximately $200,000. However such amount may be reduced because of non-cash consideration in lieu of cash for the purchase of Units. See "USE OF PROCEEDS"

Possible Effect of "Penny Stock" Rules on Liquidity

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

Directors Able to Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

Change in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings for Portfolio Companies.

Sales to Officers, Directors and Affiliates

We reserve the right to sell one or more Units to our officers, directors and affiliates.

INVESTMENT CONSIDERATIONS

This Offering Circular contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

HISTORY AND BUSINESS

We were incorporated in the State of Colorado on October 23, 2006, a wholly owned subsidiary of R Tucker, which is a record and beneficial owner of 1,000,000 shares of our common stock representing 100% of the issued and outstanding securities. We are in the development stage of our business operations. In January 2007, we issued 1,000,000 Options to Ronald S. Tucker for the purchase of 1,000,000 shares of the company's common stock at strike price of $.10 per share, and which expire January 15, 2012. The Company has had a short life and is in its development stage.

We have temporary executive offices at 3631 East 7th Avenue Parkway, Denver, Colorado 80206, telephone (303) 388-7752. The accounting and financial offices are located at 9860 Tangelo Street, La Quinta, CA 92253, telephone (760) 771-0036.

Management's Discussion of Business

Primary Objective

We are a development stage healthcare products company, and we have developed a 12 month plan which will provide a foundation for the future growth of the company.

The 12 months Plan

Within the next 12 months Tensleep Corporation will be commercializing the Product for several different market segments, and arranging for the fabrication, marketing, distribution and sales of the Product. We will initially purchase a limited amount of the Product from Tensleep Technologies, Inc., a wholly owned subsidiary of Tensleep Corporation, which will give us time to locate and contract with an independent fabricating company to produce the Product on a larger scale. We sill sell the Product through independent sales organizations in defined market segments based on marketing programs to be developed for those market segments. At the current time we have no in-house sells or marketing people and no agreements with independent sales organizations. When possible we plan to acquire our own in-house selling group and marketing department.

The Company, currently, does not have any full time employees, but within the next 12 months, management will be searching for a Chief Operating Officer, Director of Sales, and Director of Marketing who will work full time and be engaged in the day to day management of the Company.

We may lack experience in operating a company in this business sector, but over a period of many years we have developed business relationships, all over the world, which, we believe, can be helpful in organizing the Company.

In order to provide the capital required to fund the Company for the next 12 months and beyond, the management is pursuing the filing of this Form 1-A. Experience has shown that it is better to seek investment before it is needed, rather than after it is needed.

Market

We have identified and are concentrating on the commercial and consumer markets to use the Product as a means in conjunction with an active agent to sanitize and deodorize rooms and other out side living areas by removing obnoxious odors such as, but not limited to, smoke and tobacco, mold, mildew; those attributable to illness in sick rooms and hospitals; and pet odors resulting from urine, vomit, virus, germs, and mold/mildew fungus or any contamination resulting from body secretions.

Research & Development, Environment

We have not and do not plan to conduct any research and development within the next twelve months, and our operations will have no effect on the environment which require us to comply with the environmental laws.

Government Regulation

The RF transmitter and RF receiver are subject to obtaining a Certificate of Compliance of these component products meeting certain standards established by rule of the Federal Communications Commission (the "FCC") after testing in accordance with procedures established by the FCC. The RF transmitter and receiver develop by Tensleep Technologies has meet the standards of the FCC and Tensleep Technologies has obtain the appropriate Certificates of Compliance.

Labor Relations

The Company has no full time employees and is not subject to any labor contracts.

Material Shortages

We do not anticipate that any of the products that become a part of the Company's product line will be subject to material shortages.

Cyclicality

We do not anticipate that the commercial and consumer markets will be subject to cyclical variations.

Plan of Operation

The Company's plan for the next 12 months is directed toward developing a compatible or synergistic product line for the Commercial and consumer markets; developing a marketing and sales program for selling the products directly and through distribution networks, and developing distribution networks. The net proceeds from the offering of the Units and the exercise of the options and/or warrants are more than sufficient to provide for the achievement of the 12 month milestones. In the event the net proceeds are not sufficient the costs will be advanced by R Tucker as company obligations. These obligations can then be credited as the exercise price of an appropriate portion of the options held by R Tucker. The milestones will be achieved through the efforts of the officers and consultants whom the officers may engage from time to time.

1. **Research the commercial and consumer markets** and commercialize the form or models of the Product to be included in the Company's product Line.

2. **Research and evaluate** the various methods of direct sales to commercial customers and consumers and the requirements to establish each method.

3. **Select method or methods** for direct sales.

4. **Research and evaluate** various opportunities for establishing distribution networks.

5. **Select distribution networks.**

6. **Research and evaluate** how to perfect the product line for U.S., Europe, and Asia.

7. **Research and evaluate** sourcing for the Product and other products in general.

8. **Select, identify and inspect** sourcing of products.

9. **Search for and interview** for Chief Operating Officer, Director of Sales, and Director of Marketing.

10. **Prepare budgets and forecasts.**

11. **Develop a strategic and tactical plan** to accomplish forecasts and budgets.

12. **Determine cash needs** of the strategic and tactical plans for the short term and long term.

The Product

The Product can be used in, but is not limited to be used in, the commercial market as a paint sprayer, and in both the commercial and consumer markets as a disinfectant or deodorizer sprayer which can be used in or out doors. The Product, as a remote controlled automatic sprayer system, will come in different formats or models with differing specifications depending on the market segment within the commercial and consumer markets.

The Product as a system may consist of a single unit or multiple units. The single unit will be self contained and may or may not be remotely controlled. The Product's components include a controller, timer, switch(s), pump(s), tube(s), nozzle, reservoir container, power source, radio frequency ("RF") transmitter and a RF receiver. The controller contains the timer and selects the time and the number of times the agent is sprayed into the air in a 24 hour a day period; and it establishes how long the agent is disbursed, which determines the volume of the agent disbursed. The controller contains a power source, either A/C or battery, may contain a switch mechanism and/or a RF transmitter depending on whether it is a self contained unit and is controlling remote sprayers.

The self contained sprayer unit has a controller with a power source, either A/C or battery, timer, pump, tube, nozzle, switch mechanism, and reservoir container containing the agent to be sprayed. The remote sprayer units contain a pump, tube, switch mechanism, a RF receiver, may or may not have a power source, if it has a power source it can be A/C or battery, and a reservoir container for the agent. The pump, nozzle, tube, and power source are products purchased from independent suppliers; and the agent is a product produced and sold by independent suppliers. We may or may not purchase and resale the agent.

Competition

The business in which we are engaged is highly competitive. Competition is based primarily on the quality of product, service and performance history, and we will be competing with a large number of medical product suppliers and service providers.

Facilities & Employees

We currently have two part time employees and no full time employees and are sharing offices with an affiliate company at no cost.

USE OF PROCEEDS

Based on a public offering price of $250.00 per Unit for the 10,000 Units, we will receive $250,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold:

	Assuming	
	Sales of 5,000 Units	Sales of 10,000 Units
Total Proceeds	$125,000	$250,000
Less: Offering expenses (estimated)	10,000	10,000
Legal and Accounting (estimated)	35,000	35,000
Copying and advertising (estimated)	5,000	5,000
Net Proceeds from offering	75,000	200,000
Use of net proceeds		
General corporate purposes and Working Capital	75,000	200,000
Total	$125,000	$250,000

The amounts actually expended for a budgeted expenditure may vary significantly, depending upon numerous factors, including but not limited to the timing and extent of funds received and the amount of Units issued for non cash consideration. Funds not expended for the purposes outlined above may be allocated to general corporate purposes or working capital of the Company and may be available for any valid corporate purpose. Funds set aside for general corporate purposes or working capital purposes may be utilized for services, business assets, and for payment of general and administrative expenses, including marketing, and advertising. The payment of the estimated offering expenses, including legal and accounting and Copying and advertising are to be paid first from any proceeds from the Offering. If the cash proceeds of the offering are not sufficient to pay for the estimated expenses of the offering, then securities of the offering will be used to cancel that indebtedness. The intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving the business plans of the Company. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

THE BALANCE OF THIS PAGE IS LEFT PURPOSELY BLANK

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of January 31, 2007, and (ii) as adjusted to reflect the sale by the Company of a maximum 10,000 Units at an assumed initial public offering price of Twenty-five Dollars ($25.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Series A through Series D have been exercised, as well as the 1,000,000 options. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

	September 30, 2006			
		Adjusted[1]		
	Actual	50% Units Sold	75% Units Sold	100% Units Sold
Shareholders' equity (deficit)				
Common Stock, $0.001 state value, 150,000,000 shares authorized, 1, 1.5, 1.75 and 2 Million shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold	$10,000	$15,000	$17,500	$20,000
Series A Warrants @ $0.80	0	5,000	7,500	10,000
Series B Warrants @ $1.10	0	5,000	7,500	10,000
Series C Warrants @ $1.20	0	10,000	15,000	20,000
Exercise of 1,000,000 options @ $0.10	0	10,000	10,000	10,000
Additional Paid-In Capital	1,000	2,341,000	3,466,000	4,591,000
Retained earnings	-	-	-	-
Current Net Income (Loss)	-	-	-	-
Total Shareholders' Equity	11,000	2,386,000	3,523,500	4,661,000
Total Capitalization	$11,000	2,386,000	3,523,500	4,661,000

1 The total number of shares issued and outstanding before adjustment was 1,000,000 and after adjustment for the shares and exercise of the options and Series A through Series C Warrants was 7,000,000.

DILUTION

The net tangible book value of the Company at January 31, 2007 was $11,000, or $0.011 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 10,000 Units offered hereby (after deducting the estimated underwriting discounts and commissions of $0.00 and offering expenses of $50,000) at an assumed public offering price of $0.25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants and options, would have been $211,000 or $0.1055 per share. This represents an immediate increase in net tangible book vale of $0.0945 per share to existing stockholders and a decrease of $0.1445 per share to the purchasers of the units. With the exercise of the Series A through C Warrants and the 1,000,000 options the net tangible book value would have been $4,611,000 or $0.6587 per share. This represents an immediate increase in net tangible book value of $0.6477 per share to existing stockholders, an increase of $0.4087 for the purchasers of the Units, a decrease of $0.1413, $0.4413, and $0.5413 for the those who exercised the Series A, Series B and Series C Warrants, respectively. The following table illustrates the per share dilution:

	Offering
Assumed initial public offering price per share	$0.250
Net tangible book value before offering	0.011
Increased book value per share attributable to new investors	0.095
Pro forma net tangible book value after offering	0.105
Net tangible book value dilution to new investors	0.145
Increased book value per share attributable to Warrants &1,000,000 options	0.648
Net Tangible book value per share after exercise of Warrants etc.	$0.659

The following table sets forth, on a pro forma basis, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock or the exercise of the options), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		Total Consideration Paid		Average Price
	Number	Percent	Amount	Percent	per share
Existing Shareholders	1,000,000	50%	$ 10,000	3.8%	$0.01
New Investors	1,000,000	50%	250,000	96.2%	0.25
Total	2,000,000	100%	$ 260,000	100%	

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, President, Chief Executive Officer and Chief Financial Officer
Leticia I. Tucker	Secretary/Treasurer
Malcolm Crawford	Director and General Counsel

Ronald S. Tucker, 68, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with Tensleep Corporation (OTC:TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 65, is a Director and is the Secretary/Treasurer of the Company and Tensleep Corporation and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Malcolm Crawford, 72, is a director, Vice President and General Counsel and is President of his Denver-based national corporate finance and securities law firm (since 1960). Mr. Crawford served as Legal/Financial Attaché to the American Embassy in London, England and Paris, France through presidential appointment; as Associate Professor of Law at the Universities of San Francisco and Denver Law School; and was a member of the Department of Economics at Yale College and Albertus Magnus College (New Haven, Connecticut). Mr. Crawford has been awarded a BA degree in Economics/Finance (with Honors) from the University of Colorado; an MA degree from Harvard/Tufts Fletcher School of International Law and Diplomacy and is a graduate of the Yale Law School. Mr. Crawford's legal career has concentrated on corporate, finance and securities matters from initial capitalization, corporate structure, initial and growth capital funding and mergers and acquisitions.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

Qualified and Non Qualified Stock Options

Our board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 1,000,000 and 1,000,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document Non Qualified Options exercisable over five years have been granted as follows:

Ronald S. Tucker	125,000	@	$0.01 per share
Malcolm D. Crawford	125,000	@	$0.01 per share
Leticia I. Tucker	50,000	@	$0.01 per share

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2007.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

Transactions with Management

Ronald S. Tucker, an officer and director of the company, acquired an Option to purchase one million shares of our Common Stock at $.10 per share, expiring January 15, 2012. These Options were granted in consideration of the payment of $1,000 in cash. One Million (1,000,000) of our Common Shares have been issued to R Tucker. In consideration of services pursuant to the terms of our Internal Revenue Service "incentive executive – employee stock option plan" We have issued 125,000, 125,000 and 50,000 options respectively to Ronald Tucker, Malcolm Crawford, and Leticia I. Tucker exercisable at $.01 per share, expiring December 31, 2012.

BENEFICIAL OWNERSHIP

As of January 31, 2007, we had 1,000,000 shares of its Common stock and 1,000,000 options to purchase common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The

Shareholders listed below have sole voting and investment power.

Ownership

Name	Number of Shares	Percent of Outstanding
R Tucker & Associates, Inc.[1]	1,000,000	100%
Officers and Directors as a group	-0-	-0-
Total Issued and Outstanding	1,000,000	100%

[1] Ronald S. Tucker is a controlling shareholder of R Tucker & Associates, Inc. This table does not reflect 1,000,000 options held by Ronald S. Tucker, the majority shareholder of R Tucker.

Directors & Officers

Name	Number of Shares	Percent of Outstanding
Ronald S Tucker[1]	1,000,000	100%
Leticia I Tucker[1]	1,000,000	100%
All Directors & Officers As a Group(2)	1,000,000	100%

[1] These shares are in fact owned by R Tucker & Associates, Inc., and these shares do not include options to purchase 1,000,000 shares owned by Ronald S. Tucker.

Options

The Company has issued an option, exercisable on or before January 15, 2012, to purchase 1,000,000 shares of the Company's common stock at a price of $0.10 per share, and 300,000 options, exercisable on or before January 14, 2012, at $. 01 per share. As of March 31, 2007 none of the options have been exercised.

DESCRIPTION OF CAPITAL STOCK

The capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock").

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have outstanding approximately 2,000,000 shares of its Common Stock not including exercised warrants and options. All Common Stock offered hereby and the underlying 5,000,000 shares for the Series A through Series C Warrants and the 1,000,000 options will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All of the shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of Common Stock or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements, and to the availability of current public information about the Company. After two years of ownership, persons who are not deemed to be affiliates of the Company are entitled to sell shares in the public market under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements referred to above. Prior to this offering there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by the existing shareholders of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

PLAN OF DISTRIBUTION

Offering of Units

The Offering will expire at 4:00 p.m. Denver, Colorado time, on December 31, 2007 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See " - Method of Payment for Subscriptions".

The Series A through Series C Warrants acquired in the Offering and the Shares acquired by exercising the Series A through Series C Warrants will be freely transferable except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issue and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). The Company may sell Units to the officers, directors and affiliates of the Company.

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Unit Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $25 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, (ii) promote liquidity in the Common Stock subsequent to the Offering and (iii) comply with the minimum price per share requirement of the NASDAQ Stock Market System and certain state laws.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in a separate bank account before transferring the funds to its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Austin, Texas time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of March 31, 2007, there were 1,000,000 outstanding shares of Common Stock excluding any issuance of Common Stock upon conversion of the options by R Tucker & Associates, Inc., and the officers of the Company.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Exchange Act. The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

RX HEALTH CARE SYSTEMS, LTD.

FINANCIAL STATEMENTS

March 31, 2007

RST 04-2007

RX HEALTH CARE SYSTEMS, LTD.

BALANCE SHEET AS OF

March 31, 2007

ASSETS

	2007
CURRENT ASSETS	
Cash	$ 11,000
TOTAL ASSETS	$ 11,000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007
LIABILITIES	
	$ 0
TOTAL LIABILITIES	0
STOCKHOLDERS' EQUITY	
Common stock, 1,000,000 shares issue and outstanding, $0.01 stated value	10,000
Additional paid-in capital	1,000
TOTAL STOCKHOLDERS' EQUITY	11,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,000

See accompanying notes and accountant's compilation report.

RX HEALTH CARE SYSTEMS, LTD.

STATEMENT OF OPERATIONS

FROM INCEPTION (October 23, 2006) TO March 31, 2007

	2007
REVENUES	$ -
OPERATING EXPENSES	-
NET OPERATING INCOME (LOSS)	$ -

See accompanying notes and accountant's compilation report.

RX HEALTHCARE SYSTEMS, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FROM INCEPTION (October 23, 2006) TO March 31, 2007

	Date	Number of shares	Consideration	Common stock	Additional paid-in capital	Accumulated Deficit	Total
Balance at October 23, 2006		-		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	1/16/07	1,000,000	Cash	10,000	-	-	10,000
Options Purchased	1/16/07		Cash		1,000	-	1,000
Balance at March 31, 2007		1,000,000		$ 10,000	$ 1,000	$ -	$ 11,000

See accompanying notes and accountant's compilation report

RX HEALTH CARE SYSTEMS, LTD.

STATEMENT OF CASH FLOWS

FROM INCEPTION (October 23, 2006) TO March 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Stock	10,000
Paid-in-Capital	1,000
Total Provided by Financing Activities	11,000
NET INCREASE (DECREASE) IN CASH	11,000
Cash beginning of Period	-
Cash end of Period	$ 11,000

See accompanying notes and accountant's compilation report.

RST 04-2007

RX HEALTHCARE SYSTEMS, LTD.

NOTES TO FINANCIAL STATEMENTS

March 31, 2007

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, is a developer, manufacturer and distributor of healthcare products, and is a subsidiary of R Tucker & Associates, Inc.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

NOTE 1: OPTIONS

The Company granted Ronald S. Tucker an option to purchase all or in part 1,000,000 shares of the Company's common stock for a price of $0.10 per share. The options are to be purchased before December 31, 2012. The underlying shares are to be included in an Offering to be prepared and filed by the Company pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended.

NOTE 2: DEVELOPMENT STAGE COMPANY

The Company is a development stage company which is yet to commenced business. The Company was incorporated on October 23, 2006, and will be seeking funding to proceed with development of its business. The Company's success is dependent on obtaining additional funding and the ultimate successful funding of emerging growth companies. There is no assurance that funding will be obtained or that the Company can ever operate profitably. Success is also dependent on many other factors, such as management and distribution. Some of these factors may be beyond the Company's control.

NOTE 3: CASH TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and the Company issued R Tucker 1,000,000 shares of its common stock paid for in cash.

NOTE 4: CAPITAL FUNDING

The Company has decided to file an Offering Statement pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. This offering is to be composed of common stock and warrants. Such offering will result in dilution of the percentage ownership to Company's existing stockholders. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options, and stock options. Stock option plans are described in Note 5.

NOTE 5: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 1,000,000 shares of common stock be reserved for this plan. As of January 15, 2007, options have been granted to purchase 300,000 shares at 1 cent per share. These options have been granted to Ronald S. Tucker, 125,000, Malcolm Crawford, 125,000, and Leticia I. Tucker, 50,000. These options expire January 14, 2012.

SUBSCRIPTION FORM

Registration:

___individual ___joint tenants ___tenants in common ___custodian ___trustee ___other (specify)

First Name M.I. Last Name Soc. Sec. Number

First Name M.I. Last Name Soc. Sec. Number

Street Address

If held for a beneficiary, please indicate state of residence of the beneficiary.

City State Zip Code

Make check payable to: **RX HEALTHCARE SYSTEMS, LTD.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) ______________

Company use only

Number of Shares to be issued ________ Shares rejected __________

Authorized Signature ______________________________

This Copy for Subscriber

SUBSCRIPTION FORM

RST 04-2007

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

First Name M.I. Last Name Soc. Sec. Number

First Name M.I. Last Name Soc. Sec. Number

Street Address

If held for a beneficiary, please indicate state of residence of the beneficiary.

City State Zip Code

Make check payable to: **RX HealthCare Systems, Ltd.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (____) ____________________

Company use only

Number of Shares to be issued ________ Shares rejected __________

Authorized Signature ______________________________

This Copy for Company

Until ______________________________, 2007 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be

RST 04-2007

required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS
PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or

that the information contained herein is correct as of any time subsequent to its date.

RX HEALTHCARE SYSTEMS, LTD.

$250,000

10,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

__________, 2007

PART III

EXHIBITS

ITEM 1. **Index to Exhibits.**

* Exhibits were included and filed with original application.
** Exhibit included and filed with First Amended application.

ITEM 2. **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed October 23, 2006 in State of Colorado, and amendment filed January 15, 2007
(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

(a) Subscription Agreement – Original for R Tucker & Associates, Inc. purchase of 1,000,000 shares.
(b) Option To Purchase Shares issued to Ronald S. Tucker
(c) Warrant Agreement for Series A Warrants to be issued per Offering Circular
(d) Warrant Agreement for Series B Warrants to be issued per Offering Circular
(e) Warrant Agreement for Series C Warrants to be issued per Offering Circular
(f) Stock Option Plans , Qualified and Non-Qualified approved by the Board of Directors of the Company.

(11) Opinion re Legality – Malcolm D. Crawford, ESQ dated February 1, 2007

(15) Additional Exhibits

a. License Agreement with Tensleep Corporation dated April 14, 2006
b. Two Certificates of Compliance received by Tensleep Technologies from Jeffrey A. Lenk

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of La Quinta, State of California, on April 16, 2007.

RX Health Care, Ltd.

BY ______________________
Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	April 16, 2007
Leticia I. Tucker	Director, Secretary/Treasurer	April 16, 2007
______________________ Malcolm Crawford	Director, General Counsel	April _____, 2007

RST 04-2007

LICENSE AGREEMENT

LICENSEE: **RX Healthcare Systems, Ltd.**, License Agreement Number: GLOB11

License Address: 79860 Tangelo, La Quinta, California 92253.

This License Agreement (the "Agreement") is entered into by and between Tensleep Corporation ("LICENSOR"), a Colorado corporation, and RX Healthcare Systems, Ltd. (the "LICENSEE"), a Colorado corporation.

CONSIDERATION

In consideration of the mutual promises of the parties hereto and the terms and conditions hereinafter provided, IT IS AGREED

TERMS AND CONDITIONS

1. GRANT

A. LICENSOR grants to LICENSEE, subject to the following terms and conditions, a perpetual nonexclusive, non-transferable license to produce and distribute anywhere in the world LICENSOR's, RF transmitter and receiver, cyber-module, and other product designs and intellectual property (hereinafter collectively "Designs").

B. The Designs shall be used for LICENSEE's business.

E. LICENSOR agrees to provide LICENSEE with drawings, specifications and a copy of the applicable Software.

2. LICENSEE OBLIGATIONS

A. LICENSEE may make copies of the drawings of the Designs and make modifications, alterations, and additions thereto provided such drawings and intellectual property provided the following notice is prominently displayed thereon:

> These drawings and other written materials contain information which is proprietary to and a trade secret of Tensleep Corporaiton. It is not to be disclosed to any one outside of this organization. COPYRIGHT by Tensleep Corporation, Unpublished (This copyright notice is not an admission that the subject matter herein has been published or disclosed.)

All copies thus made by LICENSEE are the exclusive property of LICENSOR.

3. LICENSE FEE

A. In consideration for the foregoing license, LICENSEE shall pay LICENSOR a license fee of One Hundred Thirty Thousand Dollars ($130,000) which is to be payable with the issuance to LICENSOR by LICENSEE of a promissory note in that amount which is payable on or before December 31, 2008. The note to bear no interest.

B. On all Designs sold by LICENSEE, LICENSEE shall pay a royalty or license fee to be agreed to by the parties. All payments are exclusive of any tariffs, duties, sales, use other taxes imposed or levied by any government or governmental agency. LICENSEE shall be liable for payment of all such taxes, however designated, which are levied, or base on LICENSEE's possession or use of the Software or on this Agreement, including without limitation, all state and local sales, use, and personal property taxes.

C. All payments shall be made in U.S. Dollars except as provided for herein.

4. CONFIDENTIAL INFORMATION

A. LICENSOR regards the Designs as a trade secret of LICENSOR, to be of a confidential and proprietary nature (the "Confidential Information") and title to it remains in LICENSOR. Applicable rights to copyrights, trade secrets, patents and trademarks in the Designs or any modifications or enhancements made by LICENSOR or LICENSEE or at LICENSEE's request shall remain with LICENSOR.

B. LICENSEE shall not sell, publish, disclose, display or otherwise make available the Designs or copies thereof to others. LICENSEE agrees to secure and protect the Designs in a manner consistent with the maintenance of LICENSOR's rights therein and to take appropriate action by instruction or agreement with its employees, agents or consultants who are permitted access to the Software to satisfy LICENSEE's obligations hereunder.

C. LICENSEE further agrees to inform its employees, agents, independent contractors, students, faculty, and staff of the confidential and proprietary nature of the Confidential Information. LICENSEE's employees, agents, independent contractors, students, faculty and staff shall be bound in the same manner as LICENSEE to the extent allowed by law. The provisions of this Section 4 shall survive the termination of this Agreement.

5. INDEMNIFICATION

LICENSEE shall indemnify, release and hold LICENSOR harmless from any claims, demands, liabilities, actions, suits or proceedings asserted or claimed by any third party from sales of the products by LICENSEE, whether against LICENSEE or LICENSOR, arising out of the furnishing, performance, use or failure of the Design products, and LICENSEE agrees to undertake the cost of defending same, including reasonable attorney's fees, except where such claim, demands, liabilities, actions, suits or proceedings are the result of defects in the Software covered by the limited warranty provided in this Agreement. LICENSOR shall be given timely notice of any such claim demand, liability, action, suit or proceeding, and LICENSOR shall have the option to undertake and conduct the defense thereof.

6. OWNERSHIP

A. LICENSOR represents that it is the owner of the Designs and all portions thereof.

B. Only LICENSOR shall have the right to modify, maintain, enhance or otherwise alter the Designs.

C. Under no circumstances shall LICENSEE transfer in any manner, in whole or in part, the Designs or any copy thereof, without LICENSOR's prior written consent.

7. TERMINATION.

A. LICENSEE shall have no right to terminate this Agreement and license granted herein, except upon determination that LICENSOR has materially breached one or more of the provisions of this Agreement, by binding arbitration or a court of competent jurisdiction.

B. LICENSOR shall have the right to terminate this Agreement and the license granted herein upon the occurrence of any one of the following:

1. LICENSEE's failure to make the payment of the license fee as provided for herein;

2. LICENSEE's failure to meet the obligations as set forth in Section 4 hereof;

3. LICENSEE's threatened or actual breach of Section 5 hereof;

4. LICENSEE's material breach of any other provision hereof; or

5. LICENSEE's (I) termination or suspension of its business, (ii) becoming subject to any bankruptcy or insolvency proceeding under Federal or state statute, (iii) becoming insolvent or becoming subject to direct control by a trustee, receiver or similar authority, or (iv) having been dissolved, wound up or liquidated, voluntarily or otherwise.

C. In order to terminate this Agreement in accordance with Subsection B above, LICENSOR shall give LICENSEE written notice of its intent to do so and the basis for such termination or modification; and LICENSEE shall have a period of thirty (30) days from the date of the written notice to cure the default.

D. Neither expiration nor termination of this Agreement shall release LICENSEE from any liabilities or obligations under this Agreement, which liabilities or obligations have heretofore accrued and remain to be performed as of the date of such expiration or termination.

E. In the event of termination or breach of this Agreement by LICENSEE, all license fees become due and payable in full. Any maintenance fees accrued to the date of termination are also due and payable in full.

F. Within thirty (30) days after termination of this Agreement and the license granted herein, LICENSEE shall immediately return to LICENSOR all Designs and all other Confidential Information or, in the alternative, provide written notice to LICENSOR that all Confidential Information related to the Designs or Related Materials has been destroyed or deleted from any computer libraries or storage and memory devices, and is no longer in use or usable by LICENSEE.

9. GENERAL.

A. LICENSEE may not assign the Designs or this Agreement to anyone, including any parent, subsidiary or affiliate or as part of the sale of any portion of its business, or pursuant to any merger, consolidation or reorganization, without LICENSOR's prior written consent.

B. This Agreement may not be amended, modified or altered except by written instrument executed by both LICENSOR AND LICENSEE.

C. The headings of the various sections are for convenience only and are not to control or affect the meaning or construction of any provisions of this Agreement.

D. If any part of this Agreement is held unenforceable, invalid or prohibited under law, it to that extent shall be deemed omitted , and the remaining provisions of this Agreement and shall not be affected in any way.

E. The waiver or failure of LICENSOR to exercise in any respect any right provided for herein shall not be deemed a waiver of any further right hereunder; that no waiver of any right under this Agreement shall be binding unless it is in writing and signed by a duly authorized officer of both LICENSOR and LICENSEE; and that a waiver on one occasion of any provision of this Agreement shall not be construed as a bar to or a waiver of any right on any future occasion.

F. This Agreement shall be interpreted under and in accordance with the laws of the state of Colorado.

G. All notices to be given under this Agreement shall be deemed duly given if in writing and sent by certified firstclass mail, return receipt requested, postage prepaid, to the appropriate party hereto using their respective addresses or to such other addresses either party may have advised the other.

H. The parties hereto agree that any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration rules of the American Arbitration Association (AAA), and a judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof in the state of California. The prevailing party in arbitration shall be entitled to collect all reasonable attorney's fees incurred by it in connection with the claim or controversy. The arbitration may be heard by a single arbitrator if the parties mutually agree upon such arbitrator. If an agreement upon a single arbitrator cannot be reached within 14 days after filing a notice of intent to arbitrate with the AAA, then the matter shall be referred to a panel of three arbitrators in accordance with the rules of the American Arbitration Association. All arbitration shall be held in Denver, Colorado.

I. No action, regardless of form, arising out of this Agreement may be brought by LICENSEE more than one (1) year after the cause of action has arisen.

J. Each party acknowledges that it has read and understands this Agreement and agrees to be bound by its terms. The parties further agree that this Agreement, including Schedule A, is the complete and exclusive statement of the Agreement between the parties, which supersedes and merges all prior proposals, understandings and all other agreements, oral or written, between the parties relating to this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement this 12th day of April, 2007, at La Quinta, California.

LICENSOR: Tensleep Corporation

by: ______________________
CEO

LICENSEE: RX Healthcare Systems, Ltd.

by: ______________________
(Title) President

FCC ID: RMB-SST


PROFESSIONAL

Certificate of Compliance

Applicant:	Tensleep Technologies
Applicant's Address:	6620 Manor Road, Suite A Austin, TX
Model:	SST121 StepSaverTransmitter
FCC ID:	RMB-SST
Project Number:	04198-10

The **Tensleep Technologies SST121 StepSaverTransmitter** was tested to and found to be in compliance with FCC Part 15.203, 15.205, 15.209, and 15.249 for Intentional Radiators.

The highest average emissions generated by the above equipments are listed below:

	Frequency (MHz)	Level (dBµV/m)	Limit (dBµV/m)	Margin (dB)
Peak Fundamental	914.02	91.9	94	-2.1
Harmonics	1828	54.5	63.5	-9.0

I, Jeffrey A. Lenk, for Professional Testing (EMI), Inc., being familiar with the FCC rules and test procedures have reviewed the test setup, measured data and this report. I believe them to be true and accurate.

Jeffrey A. Lenk
President



Certificate of Compliance

Applicant:	Tensleep Technologies
Applicant's Address:	6620 Manor Road, Suite A Austin, TX78704
Model:	SSR213 StepSaver Receiver
Project Number:	04199-10

I, Jeffrey A. Lenk, for Professional Testing (EMI), Inc., being familiar with the FCC rules have reviewed the test setup, measured data and this report. I believe them to be true and accurate.

The **Tensleep Technologies SSR213 StepSaver Receiver** was tested using the procedures of ANSI C63.4-1992, Methods of Measurement of Radio-Noise Emissions from Low-Voltage Electrical and Electronic Equipment in the Range of 9 kHz to 40 GHz. The **Tensleep Technologies, SSR213 StepSaver Receiver** was tested and found to be in compliance with FCC Part 15 for Receivers and for Class B Digital Devices.

This report has been generated to support the FCC "Declaration of Conformity" (DoC) equipment authorization procedures covered in Section 2.1075 of the FCC rules.

The highest emissions generated by the above equipment are listed below:

	Frequency (MHz)	Level (dB?V/m)	Limit (dB?V/m)	Margin (dB)
Radiated	903	35.0	46	-11.0

Jeffrey A. Lenk
President

This report has been reviewed and accepted by Tensleep Technologies. The undersigned is responsible for ensuring that the **Tensleep Technologies SSR213 StepSaver Receiver** will continue to comply with the FCC rules.

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